August 27, 2007


Mr. Ethan Horowitz
Staff Accountant
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Dear Mr. Horowitz:

We received the letter dated August 8, 2007, from Tia Jenkins, Senior Assistant Chief Accountant in the Office of Emerging Growth Companies, regarding our correspondence dated July 17, 2007, and have made changes based on comments in the August 8 letter to the "Form 10-K" originally filed by Technology Funding Partners III Liquidating Trust (the "Partners III Trust") on March 29, 2007.

The Forms 10-K for both the Partners III Trust and the Technology Funding Venture Partners IV Trust (the "Partners IV Trust") have been amended and re-filed on the SEC's EDGAR system. Item 1 in the Amended filings now includes clear disclosure that the financial statements included in the filings are unaudited and explains the reason for the filing even though the Partners III and Partners IV Trusts are no longer registered under Section 12(g) of the Securities Exchange Act of 1934.

In addition, the Amended filings have been changed to reflect the comments we received in regards to Exhibit 31.1, the Sarbanes-Oxley Section 302 Certification.

We believe the Amended filings address all of the comments received in Ms. Jenkins's letter of August 8, 2007.

In closing, Technology Funding and the Trusts acknowledge that:
(1) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filings;
(2) SEC staff comments or changes to disclosure in reviewed filings in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3) the Trusts may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Julie Anne Overton in our Santa Fe office about this matter. You may reach Ms. Overton at 800.821.5323 or 505.982.2200. Thank you.

Very truly yours,


/s/ Charles R. Kokesh
President, Technology Funding Inc.

cc:   Jeffrey Sultan, Jeffer Mangels